

Attorney Shield, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Attorney Shield, Inc. Management

We have reviewed the accompanying financial statements of Attorney Shield, Inc (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS, LLC

Indianapolis, IN

April 17, 2026

ATTORNEY SHIELD, INC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	124,794	49,277
Loan Receivable - Related Party		50,000	-
Other Current Assets		3,715	6,624
Total Current Assets		178,508	55,901
TOTAL ASSETS	$	178,508	55,901
LIABILITIES AND EQUITY			
Current Liabilities:			
Advances from Customers	$	-	123,199
Other Current Liabilities		1,653	-
Total Current Liabilities		1,653	123,199
TOTAL LIABILITIES	$	1,653	123,199
EQUITY			
Common Stock Class A	$	476	580
Common Stock Class B		47	47
Preferred Stock Seed 1		50	50
Preferred Stock Seed 2		24	-
Additional Paid in Capital		1,574,575	477,967
Accumulated Deficit		(1,398,316)	(545,942)
TOTAL EQUITY	$	176,856	(67,298)
TOTAL LIABILITIES AND EQUITY	$	178,508	55,901

See Accompanying Notes to these Unaudited Financial Statements

ATTORNEY SHIELD, INC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	426,210	263,390
Cost of Goods Sold		(434,577)	(326,122)
Gross Profit	$	(8,368)	(62,732)
Operating Expenses			
Advertising and Marketing	$	89,496	62,132
Payroll		197,987	-
Legal & Professional		181,460	23,797
General and Administrative		498,281	372,729
Total Operating Expenses		**967,223**	**458,657**
Total Loss from Operations	$	**(975,591)**	**(521,390)**
Other Income (Expense)			
Interest Income	$	17	10
Total Other Income (Expense)		**17**	**10**
Net Income (Loss)	$	**(975,574)**	**(521,380)**

See Accompanying Notes to these Unaudited Financial Statements

ATTORNEY SHIELD, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		Preferred - Seed I		Preferred - Seed II		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/24	5,800,000	580	-	-	-	-	-	-	74,420	(25,793)	49,207
Issuance of Stock	-	-	473,179	47	500,002	50	-	-	-	-	97
Additional Paid-in Capital	-	-	-	-	-	-	-	-	403,547	-	403,547
Prior period Adjustment	-	-	-	-	-	-	-	-	-	1,231	1,231
Net income (loss)	-	-	-	-	-	-	-	-	-	(521,380)	(521,380)
Ending balance at 12/31/24	5,800,000	580	473,179	47	500,002	50	-	-	477,967	(545,942)	(67,298)
Forfeiture of founder shares	(1,042,041)	(104)	-	-	-	-	238,095	24	-	-	(80)
Additional Paid-in Capital	-	-	-	-	-	-	-	-	1,096,609	-	1,096,609
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	123,199	123,199
Net income (loss)	-	-	-	-	-	-	-	-	-	(975,574)	(975,574)
Ending balance at 12/31/25	4,757,959	476	473,179	47	500,002	50	238,095	24	1,574,575	(1,398,316)	176,856

See Accompanying Notes to these Unaudited Financial Statements

ATTORNEY SHIELD, INC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(975,574)	(521,380)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		123,199	1,231
Loan Receivable - Related Party		(50,000)	-
Other Current Assets		2,909	(6,624)
Advances from Customers		(123,199)	-
Other Current Liabilities		1,653	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(45,438)	(5,393)
Net Cash used in Operating Activities	$	(1,021,012)	(526,773)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Issuance of Common Stock Class B	$	-	47
Issuance of Preferred Stock		24	50
Additional Paid in Capital		1,096,505	403,547
Net Cash provided by Financing Activities	$	1,096,528	403,644
Cash at the beginning of period		49,277	172,406
Net Cash increase (decrease) for period	$	75,516	(123,129)
Cash at end of period	$	124,794	49,277

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Attorney Shield, Inc. ("the Company") was formed on July 17, 2023 as a Delaware Corporation. The Company currently earns revenue from member fees related to the Company's technology enabled on-demand legal service. The Company's headquarters is in Dover, Delaware 19901. The Company is a 100% remote organization, where both the CEO and President operate from remote offices in St Augustine, Florida. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

Attorney Shield, Inc
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $124,794 and $49,277 in cash as of December 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service for its app (Attorney Shield App) which gives clients the ability to access licensed attorneys remotely. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to on-demand 24/7 subscription-based access to licensed attorneys, Recorded real-time video engagement, Secure digital glovebox for quick access to docs, Emergency contact alerts upon support requests with geolocation info, Warranty reimbursement for qualified out-of-pocket expenses, and other related features.

The company also receives revenue via Google AdSense for Youtube video monetization. Payments are received every month. The company has no control over the ads used for its content and as such, does not recognize a performance obligation for this revenue stream.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

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Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2024	800,000	0.07	$ -
Granted	637,446	-	$ -
Exercised	-	-	$ -
Expired/cancelled	-	-	
Total options outstanding, December 31, 2024	1,437,446	0.07	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/cancelled	-	-	
Total options outstanding, December 31, 2025	1,437,446	0.07	$ -
		-	
Options exercisable, December 31, 2025	1,437,446	0.07	$ -

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between net loss reported in the financial statements and the

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amounts reported in the 2024 income tax returns primarily relate to temporary differences for amortization and accruals/other items and a net operating loss carryforward of approximately $864. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In June 2025, the Company initiated a private capital raise in which an investor contributed 500,000 dollars with an informal understanding that a portion of the proceeds could be used in connection with a potential acquisition of iWTNS, Inc., a company in which the investor holds a significant equity interest. In anticipation of this potential related party acquisition, and pursuant to an executed asset purchase agreement, the Company advanced 50,000 dollars to iWTNS, Inc. to fund certain outstanding expenses, and this amount has been recorded as a loan receivable. Subsequent due diligence procedures identified material misrepresentations by the CEO of iWTNS, Inc. regarding key aspects of that business, and, as a result, the contemplated acquisition was terminated and not consummated. The Company is seeking recovery of the 50,000 dollars advance and evaluating potential legal remedies; however, based on currently available information, there is a reasonable possibility that some or all of this related party receivable may not be collected and could be written off as uncollectible in a future period.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, and is not aware of, any pending or threatened litigation against it or any of its officers that is reasonably likely to have a material adverse effect on its business, financial condition, or results of operations. The Company believes it is in compliance with all relevant laws and regulations in the jurisdictions in which it operates and does not have any long-term commitments, guarantees, or other arrangements that require disclosure as of the reporting date

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any debt instruments outstanding during the years under review.

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NOTE 6 – EQUITY

The Company has authorized 14,400,000 of common shares with a par value of $0.0001 per share. Of this , 10,700,004 are classified as Class A Common Stock and 3,699,996 are classified as Class B Common Stock. 4,757,959 Class A Common Stock shares were issued and outstanding as of 2025. 473,179 Class B Common Stock shares were issued and outstanding as of 2025.

During 2025, 1,042,041 shares of Class A common stock previously held by co-founder Andy Chance were forfeited and cancelled in connection with his separation from the Company, with no consideration paid.

Voting: Class A Common stockholders are entitled to one vote per share. Class B Common stockholders have no voting rights.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,642,859 of preferred shares with a par value of $0.0001 per share. Of this, 500,002 were classified as Series Seed 1 Preferred Stock and 2,142,857 were classified as Series Seed II Preferred Stock. 500,002 Series Seed I Preferred shares and 238,095 Series Seed II Preferred shares were issued and outstanding as of 2025 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of both series of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2025, no dividends had been declared.

Redemption: The company's preferred stock may be redeemed only in accordance with the terms set forth in its Amended and Restated Certificate of Incorporation, and any shares of preferred stock that are redeemed or otherwise acquired by the company will be automatically cancelled, retired, and may not be reissued, with the company and its subsidiaries having no voting or other stockholder rights with respect to such redeemed shares

Conversion: The company's preferred stock is convertible into Class A common stock at the option of the holder at any time, based on a conversion price initially equal to the applicable original issue price for each series, subject to customary anti-dilution adjustments. In addition, all outstanding preferred shares automatically convert into Class A common stock upon the occurrence of a Qualified IPO or upon a mandatory conversion approved by the Requisite Holders, after which the converted preferred shares are retired and may not be reissued.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of both series of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 17, 2026, the date these financial statements were available to be issued.

The company entered into a loan agreement with Stripe Capital on March 11, 2026. The loan has a principal amount of $120,500 at an interest rate 30%.